UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Securities Purchase Agreement and Closing

On April 29, 2026, Xiao-I Corporation (the “Company”) entered into a Securities Purchase Agreement with an institutional investor, pursuant to which the Company issued and sold an unsecured convertible promissory note in the original principal amount of $3.25 million and 8,503,369 ordinary shares, par value $0.00005 per share, to be used as pre-delivery shares. The note was issued with an original issue discount of $240,000 and certain transaction expenses, resulting in a purchase price of $3.0 million for the note. The initial closing occurred on April 29, 2026.

The Securities Purchase Agreement also provides for the potential issuance of up to two additional unsecured convertible promissory notes, each in the original principal amount of $270,000, subject to the terms and conditions set forth therein. The Company is furnishing this Report on Form 6-K to report the entry into the Securities Purchase Agreement and the closing of the initial transactions contemplated thereby, and to furnish copies of the related transaction documents as exhibits hereto.

The foregoing description of the Securities Purchase Agreement and the related transaction documents does not purport to be complete and is qualified in its entirety by reference to the full text of such documents furnished as exhibits to this Report on Form 6-K.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form S-8 (File No. 333-286469) and Form F-3 (File No.  333-279306), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Convertible Promissory Note #1
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026	Xiao-I Corporation

	By:	/s/ Mingqu Lin
		Name:	Mingqu Lin
		Title:	Chief Executive Officer

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